4-30-02

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549


02033113

FORM 6-K



REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of APRIL, 2002.

TRIANT TECHNOLOGIES INC.
(Translation of Registrant's Name Into English)

20 Townsite Road, 2nd Floor, Nanaimo, British Columbia, CANADA V9S 5T7
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRIANT TECHNOLOGIES INC.
(Registrant)

Date: May 1 , 2002

By 
(Signature)

Name: MARK A. STEPHENS

Title: Chief Financial Officer and Corporate Secretary

TRIANT TECHNOLOGIES INC.

6K Filing

News Releases

For the period of April 1, 2002 to April 30, 2002

- April 12, 2002
- April 22, 2002
- April 29, 2002
- April 30, 2002

Triant Technologies Inc.
20 Townsite Road, 2nd Floor
Nanaimo, BC
Canada V9S 5T7

Tel: 250.754.4223
Toll Free: 800.663.8611
Fax: 250.754.2388
e-mail: mail@triant.com



CONTACT:

Robert Heath, CEO / Mark Stephens, CFO
Triant Technologies Inc.
250.754.4223
mail@triant.com

Van Negris / Philip J. Denning
Kehoe, White, Van Negris & Company, Inc.
212.396.0606
kehoewhite@financial-relations.com

FOR IMMEDIATE RELEASE

TRIANT APPOINTS VICE PRESIDENT OF ENGINEERING

NANAIMO, CANADA — APRIL 12, 2002 — **Triant Technologies Inc.** (TSE:TNT; OTCBB:TNTTF) today announced the appointment of Don Gayton to the position of Vice President of Engineering reporting directly to the President and COO.

Mr. Gayton has more than 15 years of experience in building and managing high-performance technical teams and a proven track record of bringing advanced products from conception through commercialization. Mr. Gayton offers Triant broad experience in the areas of research, product development and business development. Previously, he was Vice President of Product Development for the consumer products group of Glenayre Electronics based in Santa Clara, CA. Prior to that, he was Chief Technology Officer and Senior Vice President of Research and Development of Glenayre's wireless messaging group based in Vancouver, BC.

Paul O'Sullivan, President and COO of Triant, stated: "We are pleased to welcome Don to Triant's senior management team as Vice President of Engineering. Don brings to Triant an extensive and seasoned background in the development of advanced and complex products.

"Triant is recognized as a leader in the areas of equipment health monitoring and advanced fault detection in the semiconductor industry. The addition of Don will provide us with the engineering leadership and vision for the development of our next-generation products. The semiconductor industry is at an exciting stage in the adoption of equipment health monitoring solutions, as evidenced by our growing revenues. Don's addition to our team is another example of our commitment to maintaining our leadership position in this emerging market through continued investment in our technical and product development capabilities."

Commenting on his appointment, Mr. Gayton said, "I am excited to be joining Triant's senior management team and equally excited by the opportunities for Triant's advanced products and technology in the semiconductor industry and beyond. I believe my experience and skill set are a natural fit for Triant at this stage in the Company's growth and I look forward to building on the Company's successes to date."

Triant Technologies Inc. develops, markets, and supports equipment health monitoring, advanced fault detection and sophisticated data analysis technology. Triant provides innovative software solutions that help its customers improve the productivity of their manufacturing equipment and is focused on the application of its technology primarily to the semiconductor industry and secondarily to other industries. Triant's core technology is UPM (Universal Process Modeling), a proprietary advanced mathematical algorithm that can be used to model the behavior of any correlated system or process. To address the emerging market opportunity in the semiconductor industry, Triant has developed ModelWare®/RT, an equipment health monitoring and advanced fault detection software solution, based on its core UPM technology. More information about Triant is available via the Internet at www.triant.com

# # #

Triant Technologies Inc.
20 Townsite Road, 2nd Floor
Nanaimo, BC
Canada V9S 5T7



Tel: 250.754.4223
Toll Free: 800.663.8611
Fax: 250.754.2388
e-mail: mail@triant.com

CONTACTS:

Robert Heath, CEO / Mark Stephens, CFO
Triant Technologies Inc.
250.754.4223
mail@triant.com

Van Negris / Philip J. Denning
Kehoe, White, Van Negris & Company, Inc.
212.396.0606
kehoewhite@financial-relations.com

FOR IMMEDIATE RELEASE

TRIANT ANNOUNCES FIRST QUARTER 2002 FINANCIAL RESULTS CONFERENCE CALL

NANAIMO, CANADA — April 22, 2002 — Triant Technologies Inc. (TSE:TNT; OTCBB: TNTTF) today announced that it has scheduled a conference call for Tuesday, April 30, 2002 at 11:30 a.m. Eastern Daylight Time to discuss first quarter 2002 financial results.

WHO: Triant Technologies Inc., a leader in equipment health monitoring and advanced fault detection software solutions for the semiconductor industry

WHAT: First Quarter 2002 Financial Results Conference Call

WHEN: Tuesday, April 30, 2002

TIME: 11:30 a.m. Eastern Daylight Time

DIAL-IN NUMBER: 719.457.2652
Conference Code: 431099

REPLAY NUMBER: 719.457.0820
Conference Code: 431099

A replay of the conference call will be available on Tuesday, April 30, 2002 after 2:30 p.m. EDT

RECENT NEWS:

- Apr-12-02 Triant appoints Vice President of Engineering
- Feb-28-02 Triant reports financial results for 2001: Revenues more than doubled, in line with company expectations
- Dec-21-01 Triant listed on the Toronto Stock Exchange

About Triant Technologies

Triant Technologies Inc. develops, markets, and supports equipment health monitoring, advanced fault detection and sophisticated data analysis technology. Triant provides innovative APC (Advanced Process Control) software solutions that help its customers improve the productivity of their manufacturing equipment and is focused on the application of its technology primarily to the semiconductor industry and secondarily to other industries. Triant's core technology is UPM (Universal Process Modeling), a proprietary advanced mathematical algorithm that can be used to model the behavior of any correlated system or process. To address the emerging market opportunity in the semiconductor industry, Triant has developed ModelWare®/RT, an equipment health monitoring and advanced fault detection software solution, based on its core UPM technology. More information about Triant is available via the Internet at www.triant.com

# # #



TRIANT

Triant Technologies Inc.
20 Townsite Road, 2nd Floor
Nanaimo, BC
Canada V9S 5T7

Tel: 250.754.4223
Toll Free: 800.663.8611
Fax: 250.754.2388
e-mail: mail@triant.com

CONTACTS:

Robert Heath, CEO / Mark Stephens, CFO
Triant Technologies Inc.
250.754.4223
mail@triant.com

Van Negris / Philip J. Denning
Kehoe, White, Van Negris & Company, Inc.
212.396.0606
kehoewhite@financial-relations.com

FOR IMMEDIATE RELEASE

TRIANT REPORTS FIRST QUARTER 2002 FINANCIAL RESULTS

NANAIMO, CANADA — April 29, 2002 — **Triant Technologies Inc.** (TSE:TNT; OTCBB:TNTTF) today reported financial results for the first quarter ended March 31, 2002 (expressed in Canadian dollars). The Company will host a conference call Tuesday, April 30, 2002 at 11:30 a.m. EDT to discuss the first quarter operating results.

Revenue for the first quarter ended March 31, 2002 rose slightly to $1,370,189 compared with $1,344,285 for the first quarter of 2001. The net loss for the first quarter ended March 31, 2002 was $1,146,559, or $0.03 per share, compared to net earnings of $48,352, or $0.00 per share, for the first quarter of 2001, reflecting the Company's aggressive strategy to accelerate the development of its next generation products. During the quarter, the Company received nearly $1 million in new orders and the Company entered the second quarter with total deferred revenue and backlog of approximately $1 million and over $15 million in cash and short-term investments.

Commenting on the results, Robert Heath, Chairman and Chief Executive Officer, stated: "The first quarter results reflect the continued implementation of our strategy to accelerate the adoption of *ModelWare/RT*, Triant's Advanced Process Control (APC) software solution for the semiconductor industry. Our strong balance sheet provides us the flexibility to make the necessary investment in research and development and market development activities.

"Despite the severe downturn in capital equipment expenditures in the semiconductor market, our order activity remained very healthy. Our Q1 revenue was derived mainly from installations of *ModelWare/RT* in 200mm fabs. However, looking ahead the use of APC will likely become a standard manufacturing practice in the new 300mm fabs.

"Our outlook for the full year 2002 is positive. We believe that the demand for APC products is increasing and that Triant continues to have a solid market opportunity. The factors driving the expansion of this market are the manufacturers' need for increasing fab productivity, reducing costs and producing smaller chips that consume less power and can operate at higher frequencies."

Conference Call Access Information

Triant will host a conference call to discuss the 2002 first quarter financial results Tuesday, April 30, 2002 at 11:30 a.m. Eastern Daylight Time (EDT). The dial-in number for the call is 719.457.2652 and the Conference Code is 431099. A replay of the conference call will be available on Tuesday, April 30, 2002 after 2:30 p.m. EDT the dial-in number is 719.457.0820 and the Conference Code is 431099.

- more -

TRIANT TECHNOLOGIES INC.
Summary Consolidated Statements of Operations
(Expressed in Canadian Dollars)

	Three Months Ended March 31, 2002	Three Months Ended March 31, 2001
Revenue	$ 1,370,189	$ 1,344,285
Cost of revenue	291,068	405,643
Gross margin	1,079,121	938,642
Operating expenses		
Research and development	1,563,355	628,238
Selling, general and administrative	772,054	609,342
Total operating expenses	2,335,409	1,237,580
Loss from operations	(1,256,288)	(298,938)
Interest and other income	109,729	347,290
Net (loss) earnings for the period	$ (1,146,559)	$ 48,352
Loss per share	$ (0.03)	$ -
Weighted average number of common shares outstanding	41,567,175	41,442,175
Number of common shares issued and outstanding	41,567,175	41,442,175

TRIANT TECHNOLOGIES INC.
Summary Consolidated Balance Sheets
(Expressed in Canadian Dollars)

	March 31, 2002	December 31, 2001
Cash, cash equivalents and short-term investments	$ 15,447,724	$ 16,897,195
Accounts receivable, net	497,582	308,539
Prepaid expenses and deposits	38,064	21,347
Capital assets	396,728	412,723
Total assets	16,380,098	17,639,804
Accounts payable and accrued liabilities	1,435,063	1,593,395
Deferred revenue	99,209	47,574
Total liabilities	1,534,272	1,640,969
Total shareholders' equity	14,845,826	15,998,835

# # #

Triant Technologies Inc.
20 Townsite Road, 2nd Floor
Nanaimo, BC
Canada V9S 5T7

Tel: 250.754.4223
Toll Free: 800.663.8611
Fax: 250.754.2388
e-mail: mail@triant.com



CONTACT:

Robert Heath, CEO / Mark Stephens, CFO
Triant Technologies Inc.
250.754.4223
mail@triant.com

Van Negris / Philip J. Denning
Kehoe, White, Van Negris & Company, Inc.
212.396.0606
kehoewhite@financial-relations.com

FOR IMMEDIATE RELEASE

TRIANT DISCUSSES FIRST QUARTER 2002 FINANCIAL RESULTS; ANTICIPATES 2002 REVENUE TO BE IN THE RANGE OF $6 MILLION TO $7 MILLION

NANAIMO, CANADA — April 30, 2002 — **Triant Technologies Inc.** (TSE:TNT; OTCBB:TNTTF) today hosted a conference call to discuss the operating results (expressed in Canadian dollars) for the quarter ended March 31, 2002. A replay of the conference call will be available until May 7th.

During the conference call, Robert Heath, Chairman and Chief Executive Officer, outlined the highlights of the quarter in stating: "We experienced a higher level of sales activity in Q1 compared to Q4 last year. There is growing interest in APC that has increased our confidence in our financial targets for 2002. We had a solid revenue performance in Q1 that has set us up with a positive outlook for the full year.

"Our backlog is significant and allows us to have more predictability over next quarter's revenue. The combination of our solid revenue start, our strong backlog and the semiconductor industry's trend to improved operations has given us the opportunity to provide revenue guidance in the range of $6 million to $7 million in 2002."

The conference call also includes a review of the financial performance for the quarter, an operational and technical update and overall industry trends as they pertain to the Company.

Conference Call Replay Access Information
A replay of the conference call will be available until May 7th.
The dial-in number is 719.457.0820 and the Conference Code is 431099.

About Triant Technologies
Triant Technologies Inc. develops, markets, and supports equipment health monitoring, advanced fault detection and sophisticated data analysis technology. Triant provides innovative APC (Advanced Process Control) software solutions that help its customers improve the productivity of their manufacturing equipment and is focused on the application of its technology primarily to the semiconductor industry and secondarily to other industries. Triant's core technology is UPM (Universal Process Modeling), a proprietary advanced mathematical algorithm that can be used to model the behavior of any correlated system or process. To address the emerging market opportunity in the semiconductor industry, Triant has developed ModelWare®/RT, an equipment health monitoring and advanced fault detection software solution, based on its core UPM technology. More information about Triant is available via the Internet at www.triant.com.

This news release contains forward-looking statements that are subject to various risks and uncertainties. The Company's actual results could differ materially from those anticipated in such forward-looking statements as a result of numerous factors that may be beyond the Company's control. Forward-looking statements are based on the expectations and opinions of the Company's management on the date the statements are made, and the Company assumes no obligation to update forward-looking statements should circumstances in management's expectations or opinions change.

# # #